

March 13, 2013

<u>Via Facsimile</u>
Reza Meshgin
President and Chief Executive Officer
Multi-Fineline Electronix, Inc.
8659 Research Drive
Irvine, California 92618

>   **Re: Multi-Fineline Electronix, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2012**
>   **Filed November 16, 2012**
>   **File No. 000-50812**

Dear Mr. Meshgin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Business, page 1

1.   We note that your disclosures beginning on page F-62 show that international revenues are significant to your operations, in particular those attributed to China and Singapore. Please ensure that the Business section of your future filings includes the geographic information required by Item 101(d) of Regulation S-K or a cross-reference to the relevant portion of the notes to the financial statements.

Customers, page 6

2.   You indicate in this section that 94% of net sales for fiscal 2012 were to three customers in the aggregate, that 74%, 44% and 43% of net sales were to the same one customer for the fiscal years 2012, 2011 and 2010, respectively, and that 90%, 86% and 85% of net

sales for the same periods, respectively, were to the same two customers. In your response letter, please identify these customers and confirm that in future filings you will name customers who account for 10% or more of your revenue. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

3. We refer to our prior comment 2 to our letter dated January 30, 2009 and your related response. We continue to believe that your overview should be expanded in future filings to provide better provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For guidance, see SEC Release No. 33-8350. For example only, please tell us what consideration you gave to discussing in your overview the impact on your financial condition of the continued weakness in the macro economy and the increased frequency with which your customers are changing or delaying product purchase orders, which you discuss in your risk factors.

Exhibits

4. Please tell us what consideration you have given to filing the lease agreements for the company's "material owned properties" you list on page 26, in particular the lease agreement for your executive offices in Irvine, California. See Item 601(b)(10)(ii)(D) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Luna Bloom, Staff Attorney at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director